...S
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67915

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF 12/31/12
MM/DD/YY

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

CHIMERA SECURITIES, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Park Avenue South, 17th Floor
(No. and Street)

New York	NY	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dan Goldman **(646) 597-6144**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	Chicago	Illinois	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

KH 3/13

OATH OR AFFIRMATION

I, **Dan Goldman**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Chimera Securities, LLC** as of **December 31, 2012** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this

27th day of February, 2013

"OFFICIAL SEAL"
Philip C Ryan
Notary Public, State of Illinois
My Commission Expires 8/29/2016

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

CHIMERA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2012
AVAILABLE FOR PUBLIC INSPECTION

R&J

RYAN & JURASKA

CERTIFIED PUBLIC ACCOUNTANTS

CHIMERA SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2012
AVAILABLE FOR PUBLIC INSPECTION

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604

INDEPENDENT AUDITORS' REPORT

To the Members of Chimera Securities, LLC

Report on the Statement of Financial Condition
We have audited the accompanying statement of financial condition of Chimera Securities, LLC, (the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition
Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Chimera Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Report on Other Regulatory Requirements
Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statement as a whole.

Ryan & Juraska

Chicago, Illinois
February 27, 2013

CHIMERA SECURITIES, LLC

Statement of Financial Condition

December 31, 2012

Assets

Cash and cash equivalents	$	1,243,681
Receivable from broker-dealers		17,156,791
Securities owned, at fair value		15,533,441
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $411,689)		270,591
Other assets		220,777
	$	34,425,281

Liabilities and Member's Equity

Liabilities:		
Securities sold, not yet purchased, at fair value	$	19,719,266
Accounts payable and accrued expenses		881,020
		20,600,286
Members' equity		13,824,995
	$	34,425,281

See accompanying notes.

1. Organization and Business

Chimera Securities, LLC (the "Company"), a Delaware limited liability company, was formed on May 29, 2008. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the CBOE Stock Exchange. The Company engages primarily in the proprietary trading of exchange-traded equity securities, equity options contracts and commodity contracts. The Company has two classes of membership interest. Class A members participate in the Company's general activities and have management and voting rights. Class B members participate in their individual trading activities.

2. Summary of Significant Accounting Policies

The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America and is stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statement:

Financial Instruments Valuation

Valuation of Investments in Securities and Derivatives at Fair Value - Definition and Hierarchy

In accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

2. Summary of Significant Accounting Policies, continued

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

The Company values its investments based on the following principles and method of valuation:

Investments in equities and equity options listed on an exchange and which are freely transferable are valued at their last sales price on such exchange on the date of valuation. To the extent these securities are actively traded, and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy. Preferred and other equities traded on inactive markets or valued by dealer quotations or an alternative pricing source or model supported by observable inputs are classified within Level 2.

Investments in securities sold short, not yet purchased represent obligations to purchase such securities at a future date. The value of the open short position is recorded as a liability, and the Company records an unrealized appreciation or depreciation to the extent of the difference between the proceeds received and the value of the open short position. The Company records a realized gain or loss when the short position is closed out. By entering into short sales, the Company bears the market risk of increases in value of the security sold short in excess of the proceeds received.

Investments in exchange-traded derivatives, such as futures contracts and exchange-traded option contracts, are typically classified within Level 1 or Level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded.

2. Summary of Significant Accounting Policies, continued

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets				
Securities owned				
Stocks	14,798,401	-	-	14,798,401
Equity options	735,040	-	-	735,040
	$ 15,533,441	$ -	$ -	$ 15,533,441
Liabilities				
Securities sold, not yet purchased				
Stocks	$ 19,616,786	$ -	$ -	$ 19,616,786
Equity options	102,480	-	-	102,480
	$ 19,719,266	$ -	$ -	$ 19,719,266

At December 31, 2012, the Company held no Level 2 or Level 3 investments.

Financial Instruments

ASC 815, Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value, and as such do not qualify for ASC 815 hedge accounting treatment.

In the normal course of business, the Company enters into transactions in derivative financial instruments that include equity and index options contracts, as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in receivable from broker - dealers. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. At December 31, 2012, the Company held no open futures contracts.

2. Summary of Significant Accounting Policies, continued

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms at a specified future date. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased and short options represent obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with whom it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with whom it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

Depreciation and Amortization

Equipment is being depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are being amortized on a straight-line basis over the term of the associated lease.

Use of Estimates

The preparation of the financial statement in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statement and the accompanying notes. Management determines that the estimates utilized in preparing its financial statement is reasonable and prudent. Actual results could differ from these estimates.

Income Taxes

The Company is a limited liability company with all taxable income or loss recorded in the income tax returns of its members. Accordingly, no provision for income taxes has been made in the accompanying financial statement.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2009. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2012.

2. Summary of Significant Accounting Policies, continued

Cash Equivalents
Cash equivalents consist of money market deposits with maturities of less than three months.

3. Clearing Agreement

The Company has a Joint Back Office ("JBO") clearing agreement with Wedbush Securities, Inc. ("Wedbush"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in the preferred shares of Wedbush. The Company's investment in Wedbush is reflected in other assets in the statement of financial condition. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with Wedbush, exclusive of its preferred stock investment.

4. Commitments

The Company conducts its operations in leased office facilities

The Company's annual rental commitments for office facilities in the future are as follows as of December 31, 2012:

Year Ending December 31,		Commitment
2013	$	645,370
2014		606,200
2015		593,000
2016		444,750
Total	$	2,289,320

5. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

5. Guarantees, Continued

Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

6. Credit Concentration

At December 31, 2012, a significant credit concentration consisted of approximately $12.9 million, representing the fair value of the Company's trading accounts carried by one of its clearing brokers, Wedbush Securities, Inc. Management does not consider any credit risk associated with this receivable to be significant.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6⅔ percent of "aggregate debit items", as defined.

At December 31, 2012, the Company had net capital and net capital requirements of $7,834,065 and $100,000, respectively.

8. Subsequent Events

The Company's management has evaluated events and transactions through February 27, 2013, the date the financial statement was issued, noting no material events requiring disclosure in the Company's financial statement.

SUPPLEMENTAL SCHEDULES

CHIMERA SECURITIES, LLC

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2012

Computation of net capital		
Total members' equity		$ 13,824,995
Deductions and/or charges:		
Nonallowable assets:		
Equipment and leasehold improvements, at cost	$ 270,591	
Other assets	220,777	(491,368)
Commodity futures contracts and spot commodities proprietary capital charges	-	-
Net capital before haircuts on securities positions		13,333,627
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ 5,499,562	(5,499,562)
Net capital		$ 7,834,065
Computation of basic capital requirement		
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		100,000
Net capital in excess of net capital requirement		$ 7,734,065
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 881,020
Ratio of aggregate indebtedness to net capital		% 11.25

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2012.

See accompanying notes.

CHIMERA SECURITIES, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2012

The Company did not handle any customer cash or securities during the year ended December 31, 2012 and does not have any customer accounts.

CHIMERA SECURITIES, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2012

The Company did not handle any customer cash or securities during the year ended December 31, 2012 and does not have any customer accounts.

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of
Chimera Securities, LLC

In planning and performing our audit of the statement of financial condition of Chimera Securities, LLC. (the "Company") as of December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

R&J

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of Company's financial statement will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry and Regulatory Agency and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 27, 2013